Exhibit 99.5

Brenmiller Energy Signs Private Placement Agreement for up to $25 Million Equity Financing

Alpha Capital Anstalt, Brenmiller Energy’s largest shareholder and long-standing investor, reinforces its strong commitment to the Company’s long-term strategy

The Company will receive $1.2 million in an initial closing and an additional $3.8 million subject to certain conditions

Alpha Capital Anstalt has Additional Investment Rights for up to $20 million

Dimona, Israel – July 28, 2025 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility customers, today announced it has entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Alpha Capital Anstalt (“Alpha”). Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants.

At the initial closing, expected to take place on or about July 28, 2025, for a subscription amount of $1.2 million the Company will issue (i) pre-funded warrants to purchase 631,579 ordinary shares at an exercise price of $0.00001 per share (the “Pre-Funded Warrants”) and (ii) ordinary warrants to purchase 631,579 ordinary shares at an exercise price of $2.09 per share (the “Ordinary Warrants”). The Pre-Funded Warrants will be exercisable upon issuance and will expire when exercised in full. The Ordinary Warrants will be exercisable upon issuance and expire five years from the initial exercise date. The exercise of the Pre-Funded Warrants and Ordinary Warrants are subject to certain beneficial ownership limitations contained therein.

Subject to receipt of certain shareholder approvals, the Company will issue preferred shares with a stated value of $1,000 per share, or the Preferred Shares, in exchange for an additional $3.8 million investment (the “Equity Closing”). Each Preferred Share is convertible into ordinary shares at a fixed conversion price of $2.288 per share. At the Equity Closing, the Company will also issue accompanying ordinary warrants, with an exercise price of $2.40 per share (the “Additional Ordinary Warrants”), equal to 100% of the shares underlying the Preferred Shares, which will be exercisable upon issuance and will expire five years from the initial exercise date.

The proceeds from the financing will be used for general corporate purposes, working capital, and execution of Brenmiller’s commercial TES projects across Europe, the U.S., and the Middle East.

Under the terms of the Securities Purchase Agreement, subject to certain conditions and as long as any Preferred Shares or Additional Ordinary Warrants are outstanding, Alpha also has the right to purchase additional preferred shares and warrants from the Company up to an additional $20 million (“Subsequent Financing”).

The Securities Purchase Agreement also provides for certain additional fundings by Alpha after the Equity Closing which can come in the form of warrant exercises, Subsequent Financing or other financing arranged by Alpha (the “Additional Funding”), subject to certain conditions, up to $15 million, over a two year period beginning after the Equity Closing. Assuming full exercise of all warrants, the overall financing from Alpha may reach $50 million.

Approval of the Company’s shareholders is required for the Equity Closing under the Company’s constitutive documents and applicable law allowing for, among other things, the issuance of the Preferred Shares, including all the underlying shares, and for the Company to issue in excess of 24.99% of the Company’s ordinary shares outstanding on the Equity Closing (including any existing ordinary shares held by Alpha).

In addition, on July 25, 2025, the Company entered into two separate Registration Rights Agreements with Alpha pertaining to (i) the resale of the ordinary shares issuable upon exercise of the warrants issued at the Pre-Funded Warrants Closing and (ii) the resale of the ordinary shares issuable upon conversion of the Preferred Shares and exercise of the Additional Ordinary Warrants to be issued at the Equity Closing. The Company agreed to file these registration statements with the U.S. Securities and Exchange Commission and maintain their effectiveness within specified timeframes.

The securities are being offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, once issued, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About bGen™

bGen™ ZERO is Brenmiller’s TES system, which converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ ZERO charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen™ ZERO also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ ZERO was named among TIME’s Best Inventions of 2023 in the Green Energy category and won Gold in the Energy Storage and Management category at the 2025 Edison Awards.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ ZERO thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the company on X and LinkedIn.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company uses forward-looking statements when it discusses: the Company’s ability to raise up to $20 million in Subsequent Financing; the $3.8 million in Preferred Shares and Additional Warrants to be issued upon receipt of shareholder approval; Alpha Capital Anstalt’s providing additional funding up to $15 million over a two year period after the Equity Closing; Alpha Capital Anstalt’s commitment to the Company’s long-term strategy; the use of proceeds from the equity financings described in this press release; and the overall financing which may reach $50 million assuming full exercise of all warrants, which may never be exercised. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2025, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact: investors@bren-energy.com